HINDALCO
ADITYA BIRLA GROUP

02 SEP 13 AM 9:

Ref: AJJ:PVK:641:2002 Date: 14th August, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

02049964

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

We are pleased to enclose herewith 3 (Three) Printed Copies of the Minutes of proceedings of the Forty-Third Annual General Meeting, which was held on Wednesday, the 31st July, 2002, at Mumbai, for your ready reference and record.

Please find the above in order and acknowledge.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl:- as above

9/13

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

HINDALCO

ADITYA BIRLA GROUP

MINUTES OF PROCEEDINGS OF THE FORTY-THIRD ANNUAL GENERAL MEETING HELD ON 31ST JULY, 2002

HINDALCO INDUSTRIES LIMITED

02 SEP 13 AM 9:18


A CLEAR VISION OF TOMORROW, TODAY.



Chairman Shri K. M. Birla delivering his inaugural speech at 43rd AGM



Chairman Shri K. M. Birla & Director whole - time Shri A. K. Agarwala answering the Shareholder's queries at 43rd AGM

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office : "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025.

Minutes of the Forty-Third Annual General Meeting of the Shareholders of Hindalco Industries Limited held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400020 on Wednesday, the 31st July, 2002, at 3:30 P.M.

Shri Kumar Mangalam Birla Chairman of the Company, together with other Members of the Board took the Chair.

1426 Attendance slips were received from the Company's Shareholders.

With the consent of the Company's Shareholders present, the Notice convening the Meeting was taken as read.

Thereafter, at the direction of the Chairman, the Secretary of the Company, Shri Anil J. Jhala, read out the Auditors' Report.

It was announced that valid Proxies, numbering 53 and covering in all 26366004 Equity Shares were received.

Shri Kumar Mangalam Birla, Chairman of the Company, then addressed the Shareholders as under:

Dear Shareholders,

I take great pleasure in welcoming you to the 43rd Annual General Meeting of your Company. As you are all aware, the year 2001-2002 was one of aberrations. In the aftermath of the September 11 attack, the slowdown in the United States was aggravated. In turn, given the preponderance of the US worldwide, this development adversely impacted many other economies and we in India were no exception.

A considerable slump in aluminium consumption with metal prices at an all time low affected the industry as a whole. Notwithstanding these setbacks, your Company's results have been indeed impressive. And I shall come back to this later.

At the outset, I would like to apprise you of key developments that have a significant bearing on your Company's sustainable success and are geared to deliver shareholder value. These encompass:

- firstly, the restructuring of Hindalco and Indo Gulf,
- secondly, converting Indal into a wholly owned subsidiary of your Company, and
- thirdly, the progress on the brownfield expansion.

The restructuring of Hindalco and Indo Gulf is a major strategic move, done with the intent to create a non-ferrous metals powerhouse.

I am pleased to inform you that on the 21st of July, your Board and that of Indo Gulf Corporation in their respective meetings approved the restructuring proposal on the consolidation of the copper business of Indo Gulf with your Company and the demerger of Indo Gulf's urea fertilizer business as an independent entity. The scheme of arrangement, valuation report and share entitlement ratio has met with the Boards' approval. This landmark is one of the largest of its kind in India.

I believe, this restructuring exercise is an important step in our ongoing endeavours to create a business that is both focused and has the financial capability to become a global player. The non-ferrous metal sector is integral to our future growth plans. We would like to bring in maximum focus and harness all possible synergies to make it truly world class.

Under the restructuring scheme, your Company will issue to Indo Gulf shareholders one equity share of Hindalco for every 12 equity shares held by them. Likewise, the GDR holders of Indo Gulf will receive 1 GDR of Hindalco for every 12 GDRs held by them in Indo Gulf. Consequently your Company's issued and paid up share capital will be enhanced by around 25%.

The share exchange ratio approved by the Board of both the companies has been based on a joint valuation report, of CC Chokshi & Co., a member firm of Deloitte Touche Tohmatsu and Ernst & Young, highly reputed global companies. The share exchange ratio has been determined in accordance with the best practices in valuation using well-established techniques such as discounted cash flow, book value and relative market prices.

Let me now dwell on the rationale for the Restructuring.

The global consolidation trend has accelerated the growth of the bigger players at the expense of smaller players. Even though Hindalco and Indo Gulf's copper business have performed excellently relative to their global peers and are expected to continue to do so, given the current global environment, the coming together of these businesses will propel their future growth at an accelerated pace.

This transaction will enhance our financing capability, access to domestic and global opportunities as well as investor interest, as capital markets increasingly reward larger players with better valuations. A stronger balance sheet created by such a merger undoubtedly opens a window to a variety of value enhancing opportunities.

To drive home this point, let me provide you with some noteworthy examples of how capital markets have rewarded multi-resource companies. Take for instance BHP Billiton and Rio Tinto, which are key examples of multi-resource companies with global leadership positions in metals. These companies have significant exposure to both aluminium and copper and have demonstrated superior capital market performance in recent times as compared to perceived metal pure-plays. The market has rewarded these players for taking proactive steps in a consolidating industry, having balanced exposure to commodities without exposure to commensurate risks, financial strength and strong cash flow generation and high resilience to risk.

At the end of the day, our intent is to transform Hindalco into a globally competitive non-ferrous metals powerhouse and create enhanced value for all stakeholders.

In my view, even though your Company has demonstrated strong performance continuously, its stock is undervalued. I believe, that over the medium term this restructuring should help correct this anomaly and should result in a positive re-rating of the combined entity.

To provide an opportunity to INDAL shareholders to exit their holding in the Company, your Board has also simultaneously consented to making a voluntary open offer for your Company's balance 24% shareholding in INDAL at Rs. 120 per equity share. Once this is achieved, Indal will become a wholly owned subsidiary of your Company. Consequent to the successful completion of the offer, we propose to de-list INDAL from all the Stock Exchanges.

In my view, the time is not opportune for the merger of Indal with your Company, given the prohibitively high stamp duty charges that such a move would entail. However, with Indal becoming a wholly owned subsidiary of your Company, not only do we continue to realise all the synergies between the two companies, but also eliminate any perceived conflict of interests.

To facilitate this plan, your Board of Directors has approved the stoppage and the closure of the Buyback programme.

I believe in more ways than one, we are building a platform for value enhancing growth.

Post restructuring, your Company will emerge as one of the largest private sector companies in India with :

- Net sales in excess of Rs. 6,000 crores, an increase of around 60%
- Net profit in excess of Rs.1,000 crores, an increase of around 36%
- Net worth in excess of Rs.6,000 crores, an increase of around 25%
- A balance sheet size in excess of Rs.10,000 crores, an increase of around 30%

Over the medium terrn, the transaction is expected to create a company with a very strong operating/ financial growth story. Our aim is to triple the revenues within the next 5 years which will result in EBITDA growth of around 250% and a substantial increase in financing capability in the medium term.

Even as the process of seeking regulatory clearances is on, I look forward to your support, to your commitment to the restructuring, done as it is in your best interest.

The Brownfied Expansion

As you are aware, your Company has embarked on the brownfield expansion at its integrated complex in Renukoot, at an outlay of Rs.18,000 million. The phased implementation of the brownfield expansion programme is progressing well. The commissioning of the 9th Potline at your Company's Smelter in Renukoot signals the successful completion of the first phase of this Smelter. The 9th Potline will lead to an increase of 33,000 MT annually of metal production. Work on the remaining two Potlines is under way.

On the completion of the brownfield expansion, your Company's aluminium metal capacity will go up to 342,000 tonnes per annum from its current installed capacity of 242,000 tonnes. Alumina refining capacity will stand raised by 210,000 tonnes per annum to 260,000 tonnes per annum and power generation capacity will be augmented by 150 MW to 769 MW. We are hopeful of fully executing this project in the financial year 2003-2004. Importantly the completion of the brownfield project will enable your Company consolidate its leadership in the domestic market even further and entrench itself globally as well.

I would also like to take this opportunity to briefly focus on other value creation initiatives such as Project Rocket 2K and the implementation of a state-of-the-art IT system.

Project Rocket 2K which is basically a structured profit improvement programme was begun by your Company last year. Launched to improve profitability through better thruput efficiencies, productivity levels and lowering of inventories, through this initiative your Company realised gains on an annualised basis in excess of Rs.22 crores. This will be an exercise in continuum.

In April, 2002, your Company initiated a phased implementation of an advanced IT System entailing an estimated expenditure of Rs.24 crores over the next 2-3 years. This extended ERP System will integrate operations, ensure real time data availability, enable improved and faster decision making and address the critical dimension of strengthened customer care through improved Supply Chain Management and Customer Relations Management Systems.

Let me provide you with a snapshot of your Company's performance, given that it has been spelt out in detail in the Annual Report which I am sure you would have read.

- Regardless of a weak LME, your Company's revenues at Rs.2331.4 crores have been up by 2.5% vis-a-vis Rs.2275.4 crores last year.
- Net Profit after current tax has risen by 10.3% from Rs.678.1 crores to Rs.748 crores.
- After factoring of the newly mandatory Deferred Tax, the Net Profit figure stands at Rs.686 crores, up by 1.2% over that of the preceding year, at Rs.678.1 crores.

I believe, your Company has shown remarkable resilience despite the economic environment and the sliding LME. Your Company's results meet with my expectations as well as that of the Board, given the tough operating environment. I do hope that all of you also feel that your Company has managed to be on keel.

Dividend

Moving over to the Dividend, your Directors have recommended a 135% dividend per share for your approval. The pay out in this account for the year 2001-2002 will be Rs.1005.2 million.

First Quarter Performance

Even as I brief you on your Company's performance in the first quarter of the current financial year, I would urge you to look at it in the context of the economic environment as well as the falling price of aluminium worldwide. Bear in mind the fact that all of your Company's plants operated far above the installed capacities.

Your Company's performance during the First Quarter of 2002-03, has been satisfactory.

- Metal production during April - June 2002, is 66,867 MT vis-à-vis an output of 61,585 MT in the corresponding period last year, reflecting a rise of 8.6%, mainly on account of the additional production from the 9th Potline.
- Rolled product output of 17,997 MT is a modest 2.6% increase over that of 17,545 MT in the previous year.
- The output of Extruded Products at 4,614 MT from 4,140 MT last year is up by 11.4%, because of strengthened market conditions.
- Redraw Rods output was 12,692 MT, 4.8% higher over production of 12,111 MT in the same Quarter last year.
- The output of Alumina which is a key input - was 118,175 MT, higher by 4.0% over production of 113,633 MT in the comparable period of the previous year.
- Power generation at your Company's Renusagar Power Plant was 1054 MU, compared to 974 MU in the corresponding period last year, a 8.3% increase.
- Production of Foil at 4,438 MT has grown by 24.8% over 3,557 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 5,889 Wheels during the first quarter last year to 7,131 Wheels this quarter.

SALES

Your Company's Net Sales during April - June 2002 stand at Rs. 586 Crores compared to Rs. 549 Crores in the corresponding period last year. Sales during the First Quarter this year comprised of 66,307 MT metal as compared to 60,336 MT during the first quarter of the preceding year.

Your Company's exports surging by 36.5% to Rs. 93 Crores this quarter as against Rs. 68 Crores in the corresponding period last year. In volume terms, exports magnified by 45% from 8,166 MT in the first quarter of last year to 11,876 MT in the first quarter this year.

Your Company's average realisations on a per MT basis have declined by just 2.9% despite a considerable fall in international prices, buffeted by a better product mix.

PROFITS

Profits for the first Quarter of the current fiscal year are lower as compared to the corresponding quarter last year. The Gross Profit is Rs. 251 crores as compared to Rs. 274 crores in the preceding year. Lower realizations coupled with higher costs of inputs like Calcined Petroleum Coke and low quality of coal at higher prices for power drove down the profit. After providing for depreciation and current tax, profits stand at Rs.164 crores vis-à-vis Rs. 172 crores in the first quarter of 2001-02.

Your Company has provided an amount of Rs. 24 crores towards Deferred Tax Liability for the current first quarter. Consequently, Net Profit stands at Rs. 140 crores as against Rs. 161 crores in the first quarter of the previous year.

FUND RAISING

In July of the current Fiscal, your Company raised an amount of Rs. 100 Crores through the issue of 7 Years Secured Redeemable Non-Convertible Debentures. The issue stands out on account of the benchmark rate of 7.95% per annum at which Debentures have been issued.

OUTLOOK

Against this tenor, I will briefly highlight the market trends in the aluminium sector and going forward, the outlook for your Company. While early this year, the US economy appeared to be on track, its ensuing slow pace and the stock market crashes have severely eroded consumer confidence. Europe and Japan, which seemed to be positioned on

the growth trajectory, reflect weak trends currently. The continued strong growth in Asia may not be able to totally offset these reverses.

On the other hand, the Chinese Government's forward looking fiscal policies, its renewed emphasis on the infrastructure and power sectors, should boost the demand for aluminium even as China increases its capacities. The demand from the South East Asian countries, who are now on the road to recovery, may nurture growth.

Closer to home, the outlook for aluminium is positive, predicted on heightened economic activity. The ongoing thrust by the Government on the infrastructure and power sectors, the increasing use of aluminium as an eco-friendly metal in the white goods category besides the automobile and consumer durable segments, should spur the demand for aluminium.

While these are encouraging signs, WTO pose a major challenge which your Company has to face, and I am pleased to inform you that we are working towards meeting it upfront.

Your Company's predominance in the aluminium sector as the single largest integrated and amongst the lowest cost producers, endows it with an edge.

The restructuring of Hindalco into a major non-ferrous metals powerhouse, the brownfield expansion, the economies of scale, the outcome of ongoing process innovations at the plant, coupled with Project Rocket2K and the extended ERP system will stand your Company in good stead.

To enhance shareholder value, going forward, we will pursue both organic and inorganic growth and be open to participating in opportunities emanating from the Government's proposals to divest in companies in the aluminium sector, only at a price which we believe will lead to value creation.

A CARING CORPORATE CITIZEN

I would also like to dwell briefly on the role that your Company has been playing as a committed, responsible and caring corporate citizen, knowing of your deep interest in these activities too.

As a business house, we fully subscribe to sustainable development. We see a tremendous linkage between economic growth and environmental protection. All of your Company's plants and mines are run in an eco-efficient manner.

Your Company's plants at Renukoot and Renusagar and installations at the mines have been re-certified for ISO 14001 EMS. Your Company's Foil and Wheel plants at Silvassa have also acquired ISO 14001 EMS certification.

I am pleased to inform you that your Company's plants adherence to environment systems have been validated by Moody International, U.K. and KPMG.

On the social front, for years on end now, we have been involved in working with the weaker section of the communities who live in proximity to your Company's plants. Our objective is to better their lives and eventually make them self-reliant. Your Company's activities are carried out under the umbrella of the Aditya Birla Centre for Community Initiatives and Rural Development, spearheaded by Mrs. Rajashree Birla, your Director, who is the Chairperson of this Centre.

Your Company's work centers around 334 villages in proximity to our plants at Renukoot and Renusagar in Uttar Pradesh and Silvassa in Dadra and Nagar Haweli and Bauxite Mines at Lohardaga in Jharkhand and Samri in Chhattisgarh.

Your Company's thrust areas are education, health-care inclusive of family planning, sustainable livelihood programmes, women empowerment processes, infrastructure support and espousing social causes. All these projects are undertaken after assessing the needs of the communities and in partnership with them.
For the year 2001-2002, we mobilised Rs.297 million, for these activities apart from our own contribution. Garnering aid through the Government's different development programmes, we touched the lives of nearly four and half lakh people collectively across all our Units.

It will delight you to learn that in recognition of the exemplary work done, a number of accolades were showered upon your Company, among which have been the "FICCI's Award For Outstanding Work In The Area Of Rural Development", "The Mother Teresa Award For Outstanding Social Commitment", besides a recognition by CFO Asia, an Economist group publication, of your Company's community initiatives.

Knowing that our projects, in their own small way, make a difference to the lives of a marginalised people, gives us a humble sense of fulfilment. It facilitates in all humility, our playing a leadership role even as a caring corporate citizen.

Having provided you with an overview of your Company, in all of its key dimensions, I would like to say how much I appreciate your support. I look forward to your continued commitment to take the Company forward.

Thank you,

The Chairman thereafter proposed -

(1) Adoption of Accounts & Reports.

THAT the Reports of the Directors and the Auditors, the Audited Balance-Sheet and the Profit & Loss Account of the Company for the year ended 31st March, 2002 be and are hereby adopted.

Shri Yogesh Jhunjhunwala seconded the proposal.

Before the Resolution for adoption of the Directors' and Auditors' Reports & Accounts was put to vote, the Chairman invited Questions from the Shareholders.

The Shareholders who spoke at the Meeting invariably paid high compliments to the Management on the contents and in particular detailed disclosures made in Annual Report, for the excellent results and for the efficient working of the Company.

Some Shareholders asked for some details on the working of the Company and sought clarifications in respect of the Accounts to which appropriate replies were given by the Chairman.

The Chairman, then put the Resolution for adoption of the Reports of Directors and Auditors and Accounts to vote and the same was carried on a show of hands, nem con.

Thereafter, the following Resolutions were proposed and passed nem con, one after the other on show of hands.

(2) As an Ordinary Resolution - Declaration & Payment of Dividend on Equity Shares.

"**RESOLVED** that payment of Thirtyfourth Equity Dividend at the rate of Rs. 13.50 per Equity Share on the 7,44,60,163 Equity Shares of Rs. 10/- each, for the year ended 31st March, 2002, absorbing Rs. 1,111 Millions (inclusive of tax), be declared and distributed amongst the Equity Shareholders of the Company, who are entitled to the Dividend at the beginning of Book Closure date and whose names stand on the Register of Members as on Wednesday, the 31st July, 2002".

Proposed by Shri V. J. Naik
Seconded by Shri H. V. Sanghvi
Carried nem con

(3) As an Ordinary Resolution - Re-Appointment of Shri E.B. Desai, as Director.

"**RESOLVED** that **Shri E. B. Desai** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri Mahesh Keswani
Seconded by Shri Vinit Kumar Parikh
Carried nem con

(4) As an Ordinary Resolution - Re-Appointment of Shri S.S. Kothari, as Director.

"**RESOLVED** that **Shri S. S. Kothari** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri B. C. Dalal
Seconded by Shri V. T. Shah
Carried nem con

(5) As an Ordinary Resolution - Re-Appointment of Shri M. M. Bhagat, as Director.

"**RESOLVED** that **Shri M. M. Bhagat** who retires from office by rotation, but, being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Shri A. J. Bhatia
Seconded by Shri M. D. Dewani
Carried nem con

(6) As a Special Resolution - Re-Appointment of Auditors.

"**RESOLVED** that pursuant to the provisions of Section 224A and other applicable provisions, if any, of the Companies Act, 1956, Messrs Singhi & Company, Chartered Accountants, the retiring Auditors, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration and payment of the expenses for the said period."

Proposed by Shri Aloysius Mascarenhas
Seconded by Shri M. M. Musani
Carried nem con

(7) As an Ordinary Resolution - Creation of Charge on Company's undertaking(s).

"**RESOLVED** that pursuant to the provisions of Section 293(1) (a) and all other applicable provisions if any, of the Companies Act 1956, and subject to such consents as may be necessary from the existing mortgagees and charge holders and other authorities, consent of the Company be and is hereby given to the Board of Directors of the Company to create a further mortgage and/or charge on such terms and conditions and at such time(s) and in such form and manner as the Board in its absolute discretion thinks fit, on the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any new undertaking or undertakings of the Company, as may be agreed to in favour of the 'State Bank of India', and/or any other trustee, registered with the SEBI, to secure the 9.00% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with Citicorp Finance India Ltd., together with interest on the principal amounts at the agreed rate, compound interest, additional interest, liquidated damages, commitment charges, costs, charges, expenses and other monies payable by the Company to the concerned financial institution, under the respective trust deed/loan agreement entered into/to be entered into by the Company".

Proposed by Shri Janak Mathuradas
Seconded by Shri Kishor M. Shah
Carried nem con

Shri E. B. Desai before the Resolution was put to vote, after explaining the position, proposed the following amendment to the aforesaid Resolution:

"**RESOLVED** that the Resolution under Item 7 of the Notice be amended by inserting after the word "Citicorp Finance India Ltd.," the following viz., "and 7.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs.100.00 Crores, privately placed with ICICI Securities and Finance Company Limited, Mumbai".

The amendment was seconded by Shri Arvind J. Vyas.

The Chairman then put the amendment to Vote.

The amendment was carried nem con, on a show of hands. Thereupon, Shri E. B. Desai, proposed the following amended Resolution as a Substantive Resolution :

"**RESOLVED** that pursuant to the provisions of Section 293(1) (a) and all other applicable provisions, if any, of the Companies Act, 1956, and subject to such consents as may be necessary from the existing mortgagees and charge holders and other authorities, consent of the Company be and is hereby given to the Board of Directors of the Company to create a further mortgage and/or charge, on such terms and conditions and at such time(s) and in such form and manner as the Board in its absolute discretion thinks fit, on the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any new undertaking or undertakings of the Company, as may be agreed to in favour of the 'State Bank of India', and/or any other trustee, registered with the SEBI, to secure the 9.00% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with Citicorp Finance India Ltd., and 7.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs.100.00 Crores, privately placed with ICICI Securities and Finance Company Limited, Mumbai, together with interest on the principal amounts at the respective agreed rates, compound interest, additional interest, liquidated damages, commitment charges, costs, charges, expenses and other monies payable by the Company to the concerned financial institutions, banks and others under the respective trust deeds/loan agreements entered into/to be entered into by the Company".

The Substantive Resolution was seconded by Shri Digamber N. Chapke . The same was then put to Vote by the Chairman and passed nem con, on show of hands.

(8) As a Special Resolution - Revision of remuneration to Shri A.K. Agarwala - Whole-Time Director.

"**RESOLVED** that in partial modification of the Resolutions passed by the Members at the Fortieth and Forty-second Annual General Meetings of the Company held on 4th August, 1999 and 1st August, 2001, respectively and pursuant to the provisions of sections 198, 309, 310, 314 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification or re-enactment thereof, consent of the Company be and is hereby accorded to pay the revised remuneration to Shri A. K. Agarwala as per details provided in the Notice dated 3rd May, 2002 of this Annual General Meeting for the remaining period of his tenure of Office i.e. up to September, 2003 with further liberty to Board of Directors to revise his remuneration from time to time as they deem fit within the limits of Schedule XIII of the Companies Act, 1956."

Proposed by Shri T. M. Davar
Seconded by Shri Gautam K. Tiwari
Carried nem con

The Meeting thereafter terminated with a Vote of Thanks to the Chair proposed by Shri Pravin J. Paymaster.

This does not purport to be the entire proceeding of AGM

CHAIRMAN


INDUSTRIES LIMIT
ANNUAL GENERAL MEET

Chairman Shri K. M. Birla in consultation with Solicitor & Director Shri E.B. Desai at 43rd AGM



Chairman Shri K. M. Birla flanked with other Directors in session with the Shareholders at 43rd AGM



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HINDALCO INDUSTRIES LIMITED

Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road,

Andheri (East), Mumbai - 400 093.

World class aluminium products for a world of applications

